SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S JUNE TRAFFIC GROWS 15%

Ryanair's booked passenger and load factor statistics for June 2010 are as follows:

	Jun 09	Jun 10	Increase	12 mth to Jun 10*
Passengers (m) [1]	5.84M	6.71M	+15%	69.2M
Load Factor [2]	85%	84%	-1%	82%

1.   Represents the number of booked seats sold by Ryanair.
2.   Represents the number of passengers as a percentage of total seats available.
*Year to date figures include up to 1.45M passengers who were booked to travel on flights which were cancelled due to the unnecessary closures of EU airspace following the volcanic eruptions in Iceland

ENDS.                                                               Monday, 5th July 2010

For further information:

Stephen McNamara - Ryanair            Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1212                                Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  05 July, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary